Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

June 20, 2013

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp.
Registration Statement on Form S-1/A
File No. 333-186223

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Tonix Pharmaceuticals Holding Corp. (the “Company”) hereby requests withdrawal of its Amendment to Registration Statement on Form S-1/A (File No. 333-186223) (the “Amendment”), that was filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2013.  The Company requests withdrawal of the Amendment because it was coded with an incorrect Edgar file number.  The Company will be resubmitting its filing as an Amendment to Registration Statement on Form S-1/A using the correct Edgar file number of 333-188547.

TONIX PHARMACEUTICALS HOLDING CORP.

By: /s/ SETH LEDERMAN
Name: Seth Lederman
Title: Chief Executive Officer